SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                             -----------------

                                SCHEDULE 13G
                               (Rule 13d-102)

       INFORMATION TO BE INCLUDED IN THE STATEMENTS FILED PURSUANT TO
         RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                         PURSUANT TO RULE 13d-2(b)
                             (AMENDMENT NO. 1)*

                         OXFORD HEALTH PLANS, INC.

                              (Name of Issuer)
                   Common Stock, par value $.01 per share

                       (Title of Class of Securities)

                                691471 10 6
               ----------------------------------------------
                               (CUSIP Number)

                             December 31, 2002
     -----------------------------------------------------------------
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

     [   ]  Rule 13d-1(b)
     [   ]  Rule 13d-1(c)
     [ X ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  691471  10   6              13G

--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Norman C. Payson, M.D.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          [  ] (a)
          [  ] (b)
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
--------------------------------------------------------------------------------
          NUMBER OF              5    SOLE VOTING POWER
           SHARES                    3,511,737
        BENEFICIALLY
          OWNED BY               -----------------------------------------------
            EACH                 6    SHARED VOTING POWER
          REPORTING                   100,000
           PERSON                -----------------------------------------------
            WITH                 7    SOLE DISPOSITIVE POWER
                                      3,511,737
                                 -----------------------------------------------
                                 8    SHARED DISPOSITIVE POWER
                                      100,000
--------------------------------------------------------------------------------
    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           3,611,737
--------------------------------------------------------------------------------
   10     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES [ ]
--------------------------------------------------------------------------------
   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
             4.24%
--------------------------------------------------------------------------------
   12     TYPE OF REPORTING PERSON
            IN
--------------------------------------------------------------------------------

Item 1(a).  Name of Issuer.

Oxford Health Plans, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices.

48 Monroe Turnpike
Trumbull, CT 06611

Item 2(a).  Name of Person Filing.

Norman C. Payson, M.D.

Item 2(b).  Address of Principal Business Office or, if None, Residence.

c/o Oxford Health Plans, Inc.
48 Monroe Turnpike
Trumbull, CT 06611

Item 2(c).  Citizenship.

United States

Item 2(d).  Title of Class of Securities.

Common Stock, par value $.01 per share

Item 2(e).  CUSIP Number.

691471  10 6

Item 3.

Not applicable.

Item 4.  Ownership.

(a) Amount beneficially owned: 3,611,737
(b) Percent of class: 4.24%
(c) Number of shares as to which such person has:
         (i) Sole power to vote or direct the vote: 3,511,737
        (ii) Shared power to vote or direct the vote: 100,000
       (iii) Sole power to dispose or to direct the disposition: 3,511,737
        (iv) Shared power to dispose or to direct the disposition: 100,000

Pursuant to Rule 13d-4, Norman C. Payson expressly disclaims beneficial ownership of 100,000 shares of common stock of Oxford Health Plans, Inc., par value $.01 per share ("Common Stock"), held by an IRS approved tax exempt-charitable foundation of which Norman C. Payson is one of the three trustees.

The percentage reported herein is based on there being 83,876,553 shares of Common Stock outstanding as of February 4, 2003 as reported in the Oxford Health Plans, Inc. Form 10-K for the fiscal year ended December 31, 2002.

Item 5.  Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

Not applicable.



                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:    February 7, 2003                        /s/ Norman C. Payson, M.D.
                                              -------------------------------
                                              Name: Norman C. Payson, M.D.